UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR  15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14044

February 6, 2004

UNITED BISCUITS FINANCE PLC

(Translation of Registrant’s Name Into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, U.K.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒               Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -         .

EXPLANATORY NOTE

                United Biscuits Finance plc, in light of changes to (i) our business description; (ii) our debt service obligations; (iii) our risk factors; (iv) our previously available “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; (v) our management; and (vi) our results of operations for the 40-week periods ended October 4, 2003 and October 5, 2002, is furnishing revised selected company information and other additional information to the U.S. Securities and Exchange Commission.  This updated and revised information is provided in addition to the information previously made publicly available in the company’s annual report for the fiscal year ended December 28, 2002 filed under Form 20-F with the SEC and the company’s third-quarter report for the quarter ended October 4, 2003 furnished under Form 6-K to the SEC.

References in this information update to “UB Finance” are to United Biscuits Finance plc and “Regentrealm” are to Regentrealm Limited, a direct wholly owned subsidiary of UB Finance.  Unless the context otherwise requires, “we,” “us,” “our,” and the “company” refer collectively to UB Finance and its subsidiaries.

Cautionary Statement Regarding Forward-Looking Statements

This information update includes statements that are, or may deemed to be, ‘‘forward-looking statements’’ (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘will’’ or ‘‘should’’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this information update and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this information update. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this information update, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•     our substantial leverage and our ability to meet our debt obligations;

•     our ability to achieve expected cost savings through operating efficiencies, procurement savings;

•     a reduction in overhead and manufacturing rationalization, or otherwise;

•      our ability to generate growth or profitable growth;

•     our ability to integrate our acquisitions successfully and to complete our internal reorganization initiatives;

•     the rates of growth of the European biscuit and snack markets in which we compete;

•      our ability to develop and introduce new products successfully;

•     our ability to pass price increases of raw materials on to our customers;

•      increased competition from other companies in our industry and our ability to retain and increase our market shares; and

•     general local and global economic conditions.

We undertake no obligation to update publicly or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this information update.

EXHIBIT INDEX

Exhibit no.	Description
99.1	Information release dated February 6, 2004.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2004

UNITED BISCUITS FINANCE PLC

(Registrant)

By:	/s/ Malcolm Ritchie
	Name:	Malcolm Ritchie
	Title:	Chief Executive Officer

RISK FACTORS

Risks Relating to Our Business

Risks of Business Strategy—Our ability to improve our cash flow and profitability depends on a number of factors, including the successful implementation of our business strategy.

Our business strategy is to increase our cash flow and profitability by implementing initiatives aimed at achieving cost savings and generating profitable growth. If we are unsuccessful in implementing our business strategy and achieving cost savings, generating growth or increasing our cash flow or profitability, we may be unable to fulfill our obligations with respect to or to comply with the financial covenants under our senior credit facility. In order to realize expected cost savings, we must successfully reduce our overhead costs, improve our procurement process, realize operating efficiencies and rationalize our manufacturing capacity. The cost of these plans in 2002 was approximately £67 million and we incurred a similar cost in 2003 and anticipate £60 million in 2004 to achieve overall cost savings. Our ability to generate growth will depend on our successful promotion of our products, our ability to develop new innovations and, ultimately, on customer demand for and acceptance of our products. The success of our efforts to implement our strategy to accomplish these goals could be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, personnel turnover, competitors and customers, delays in implementing initiatives and general economic or industry conditions. In addition, implementing our strategy will require significant management resources and may divert or strain our management’s ability to focus on other company objectives. We cannot assure you that we will be successful in achieving cost savings, generating growth or in increasing our cash flow or profitability. If we are unsuccessful in implementing our business strategy and achieving cost savings, we may be unable to fulfill our obligations under the notes and comply with the financial covenants under our senior credit facility.

Currency Fluctuations—We have multinational operations that expose us to currency exchange risks.

Although a large percentage of our revenues historically has been generated in the United Kingdom, our operations are geographically diverse. We sell our products in approximately 100 countries and currently operate 21 manufacturing facilities located in five countries. As a result, our financial position and results of operations are subject to both currency transaction risk and currency translation risks.

Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which our subsidiaries regularly operate and incur their expenses. In addition, we have long-term borrowings and related interest payment obligations in currencies other than the pound sterling. We hedge against currency transaction risk by seeking to match cash inflows in given currencies with our costs and interest payments in the same currency. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. From time to time, we also purchase forward currency contracts to hedge against expected net exposure to foreign currency exchange rate fluctuations with respect to particular contractual commitments.

The financial condition and results of operations of our overseas subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which the subsidiaries are located and then translated into pounds sterling for inclusion in our consolidated financial statements. We borrow in local currencies, as appropriate, to minimize the impact of currency translation risk from our overseas operations with respect to our balance sheet. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Affecting Our Results of Operations—Currency Fluctuation’’ in UB Finance’s 20-F for the fiscal year ended December 28, 2002 and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risks—Loans, Overdrafts and Finance Lease Obligations—Foreign Exchange Risk Management’’ in this information update.

Defined Pension Benefit Schemes—Our results of operations may be adversely affected by the cost of funding our pension schemes.

                United Biscuits operates a defined benefit pension arrangement in the United Kingdom that has liabilities to retired employees, to previous employees who have left the service of the company but who are not yet drawing pension benefits and to current employees who are members of the plan. Both the company and current employees who are members of the plan contribute to a fund that is invested in order to meet these liabilities. There is also a small defined benefit scheme in the Netherlands.

                The investment strategy of the fund is determined by the investment fund trustees who receive independent advice in carrying out these responsibilities. In order to take advantage of the higher returns that equity investment has historically generated, a substantial proportion of the fund is invested in equities. This investment strategy, while it has been successful over the long term, carries the risk that a significant decline in equity values can give rise to a funding deficit which may require the company to significantly increase its contributions. As from December 1, 2003, a new schedule of contributions has been agreed which will increase company contributions to the U.K. plan and scheme from approximately £8 million in 2003 to approximately £21 million in 2004. If the company was unable or unwilling to increase contributions to a level agreed to by the trustees and the independent actuary, then the scheme could be wound up, which would crystallize a significant one-off cash liability for the company. Either the higher contributions or a one-off cash liability could impair the ability of the company to invest in its programs to reduce costs to drive profitable branded growth, or could restrict its ability to meet its obligations under these notes as they fall due. Closure of the pension fund, any changes to the benefits provided or to the employee contribution rate, could also have industrial relations consequences that might impair the company’s ability to service demand and generate cash. As part of the recent review of pension funding and contribution levels in the United Kingdom, the company has advised employee consultative bodies that the rate of employee contributions will increase in 2004, from 5% of salary to 7% of salary.

FINANCIAL DISCLOSURES

The following is a brief update of our financial condition and results of operations.  You should read this release together with (1) the unaudited condensed consolidated financial statements for the 40-week periods ended October 5, 2002 and October 4, 2003 and (2) the audited consolidated financial statements for the 52-week periods ended December 30, 2000, December 29, 2001 and December 28, 2002, and the related notes, included in the UB Finance 20-F for the fiscal year ended December 28, 2002 and the third-quarter report for the 40-week period ended October 4, 2003.

Some of the information contained herein, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks related to those statements. You should also read “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the UB Finance 20-F for the fiscal year ended December 28, 2002 and below for a discussion of certain factors that may affect our business, financial condition and results of operations.

Non-GAAP Financial Data

Business profit is the primary measure by which our management monitors our business performance.  Business profit represents the profit or loss from continuing operations before interest, tax, depreciation, amortization, share of profit of joint ventures and exceptional items.  Due to our highly leveraged status, “business profit” also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants.  Business profit by segment and reconciliations of business profit to loss for the financial period for 2002, 2001 and 2000 and the 40-week periods ended October 4, 2003 and October 5, 2002 are as follows:

	Biscuits
	UK	Northern Europe	Southern Europe	UK Snacks	General Export	Other	Central	Total
	(£ million)
40 weeks ended October 4, 2003
Business profit/(loss)	57.6	13.4	21.2	31.0	11.9	(3.6)	(7.1)	124.4
Depreciation, amortization and operating exceptional items	(53.2)	(10.9)	(5.6)	(8.5)	(0.4)	(1.1)	(35.0)	(114.7)
Group operating profit/(loss)	4.4	2.5	15.6	22.5	11.5	(4.7)	(42.1)	9.7
Other income								2.8
Share of operating profit in joint ventures								0.4
Operating profit								12.9
Loss on disposal or termination of businesses								(2.1)
Profit before interest								10.8
Interest								(121.3)
Loss on ordinary activities before tax								(110.5)
Taxation								(3.5)
Loss for the financial period								(114.0)

40 weeks ended October 5, 2002
Business profit/(loss)	69.8	8.7	16.6	29.3	10.8	(1.2)	(7.0)	127.0
Depreciation, amortization and operating exceptional items	(27.8)	(7.9)	(6.8)	(7.9)	(0.3)	(1.1)	(44.0)	(95.8)
Group operating profit/(loss)	42.0	0.8	9.8	21.4	10.5	(2.3)	(51.0)	31.2
Share of operating profit in joint ventures								0.3
Operating profit								31.5
Loss on disposal of fixed assets								(0.1)
Profit on disposal or termination of businesses								25.1
Profit before interest								56.5
Interest								(109.8)
Loss on ordinary activities before tax								(53.3)
Taxation								(4.3)
Exceptional taxation refund								12.3
Loss for the financial period								(45.3)

	Biscuits
	UK	Northern Europe	Southern Europe	UK Snacks	General Export	Other	Central	Total
	(£ million)
52 weeks ended December 28, 2002
Business profit/(loss)	99.7	12.0	23.6	45.5	18.0	(1.4)	(9.0)	188.4
Depreciation, amortization and operating exceptional items	(36.0)	(15.6)	(8.0)	(10.4)	(0.2)	(1.6)	(58.5)	(130.3)
Group operating profit/(loss)	63.7	(3.6)	15.6	35.1	17.8	(3.0)	(67.5)	58.1
Share of operating profit in joint ventures								0.6
Operating profit								58.7
Profit on disposal of businesses								9.9
Profit on disposal of fixed assets								1.2
Profit before interest								69.8
Interest								(142.8)
Loss on ordinary activities after tax								(73.0)
Taxation								14.1
Exceptional tax refund								12.3
Loss for the financial year								(46.6)

52 weeks ended December 29, 2001
Business profit/(loss)	100.7	(1.1)	16.9	48.4	12.6	(0.1)	(10.8)	166.6
Depreciation, amortization and operating exceptional items	(33.7)	(14.3)	(7.8)	(11.1)	(3.3)	(1.3)	(60.2)	(131.7)
Group operating profit/(loss)	67.0	(15.4)	9.1	37.3	9.3	(1.4)	(71.0)	34.9

Share of operating profit in joint ventures								1.2
Operating profit								36.1
Loss on disposal of fixed assets								(8.9)
Profit before interest								27.2
Interest								(154.9)
Loss on ordinary activities after tax								(127.7)
Taxation								28.2
Loss for the financial year								(99.5)

	Biscuits
	UK	Northern Europe	Southern Europe	UK Snacks	General Export	Other	Central	Total
	(£ million)
Period from March 10, 2000 (inception) to December 30, 2000
Business profit/(loss)	71.7	0.5	7.7	36.5	5.3	1.4	(4.8)	118.3
Depreciation, amortization and operating exceptional items	(21.2)	(5.4)	(4.3)	(7.1)	(0.6)	(1.0)	(31.9)	(71.5)
Group operating profit/(loss)	50.5	(4.9)	3.4	29.4	4.7	0.4	(36.7)	46.8
Share of operating profit in joint ventures								2.2
Operating profit								49.0
Loss on disposal of fixed assets								(0.6)
Profit before interest								48.4
Interest								(103.3)
Loss on ordinary activities before tax								(54.9)
Taxation								(40.1)
Loss for the financial year								(95.0)

Predecessor
15 weeks ended April 14, 2000
Business profit/(loss)	20.3	(2.7)	0.4	8.7	0.1	0.4	(5.9)	21.3
Depreciation, amortization and operating exceptional items	(13.4)	(5.0)	—	(4.2)	—	(0.2)	(1.7)	(24.5)
Group operating profit/(loss)
- Continuing operations	6.9	(7.7)	0.4	4.5	0.1	0.2	(7.6)	(3.2)
- Discontinued operation								0.8
Group operating loss								(2.4)
Share of operating profit in joint ventures								1.4
Operating loss								(1.0)
Loss on disposal of business								(1.0)
Profit on disposal of fixed assets								0.4
Costs relating to offers for the predecessor								(8.6)
Loss before interest								(10.2)
Interest								(3.8)
Loss on ordinary activities before tax								(14.0)
Taxation								(8.3)
Loss for the financial year								(22.3)

Contractual Obligations

The table below specifies the company’s contractual obligations at December 28, 2002.

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(£ million)
Contractual Obligations:
Long-term debt obligations	657.0	25.1	95.7	136.4	399.8
Capital (finance) lease obligations	1.4	0.6	0.7	0.1	—
Operating lease obligations	87.3	7.0	11.2	9.2	59.9
Purchase obligations	317.7	291.3	26.4	—	—
Amounts due to parent company	735.2	—	—	—	735.2
Taxation and other creditors	18.2	1.8	16.4	—	—
Provisions and retirement benefits	31.1	14.0	6.3	3.3	7.5
Total	1,847.9	339.8	156.7	149.0	1,202.4

As of December 28, 2002, purchase obligations predominantly comprised commitments to purchase prime ingredients such as flour, fats, oils and cocoa, and packaging materials. To manage the volatility in commodity prices, we seek to cover our raw materials requirements by taking out forward contracts to secure supplies at agreed prices. Forward cover is taken in physical markets for periods of at least three months and typically would not exceed 12 months, although by agreement with our board of directors this may be extended. Apart from the purchase obligations, all other contractual obligations are as disclosed in the financial statements for the 52 weeks ended December 28, 2002 in UB Finance’s 20-F for the fiscal year ended December 28, 2002.

Currency Transaction Risk

Due to our geographically diversified customer base, we generate a portion of our revenues from sales in currencies other than those in which our subsidiaries regularly operate and incur their expenses. We also have long-term borrowings and related interest payment obligations in currencies other than the pound sterling. We hedge against currency transaction risk by matching cash inflows in a particular currency with our costs and interest payments in the same currency. We enter into forward foreign currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. From time to time, we also purchase forward foreign currency contracts to hedge against expected net exposure to foreign currency exchange rate fluctuations with respect to particular contractual commitments. As of February 2, 2004, we had the equivalent of £74.4 million of forward currency contracts, with an aggregate unrealized net loss of £3.1 million on those instruments at that date.

Industry Factors

Our financial condition and results of operation are also influenced by industry trends. In recent years, there has been increased consolidation among the major grocery retailers in the United Kingdom as well as in continental Europe. During the past three years, there were two significant mergers of large grocery retailers in the United Kingdom. In addition, Wal-Mart entered the U.K. market through its 1999 acquisition of ASDA, one of the U.K.’s largest grocery retailers. In continental Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in both France and Spain. These consolidations have concentrated sales channels, increased the bargaining power of the major grocery retailers and intensified price competition among these retailers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as ‘‘Everyday Low Price’’ and ‘‘Buy One Get One Free’’ in order to promote their products and gain market share.  These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns. In 2003, it has become more difficult to recover the full effect of cost inflation from retailers in the United Kingdom. In addition, price competition between retailers has reduced retail prices for certain retailer-branded products limiting demand for our branded product offering. On some ‘‘key-value’’ branded items, retail prices have also been reduced; however, this has reduced the incentive for retailers to support these products with in-store promotions.

Continuing Operations

Adoption of FRS 17 at the End of 2003

We have decided to adopt FRS 17 in our financial statements for the 53 weeks ended January 3, 2004. Early adoption of FRS 17 is recommended and the accounting standard is a closer match than SSAP 24 to the approach of the International Financial Reporting Standards under IAS 19 ‘‘Employee Benefits’’ (‘‘IAS 19’’).

It is anticipated that the pension service cost for 2003 will be approximately £17.4 million and other finance expense relating to pensions will be approximately £6.4 million. This compares to the SSAP 24 charge of £2.3 million in 2002 and a charge of £1.7 million for the 40-week period ended October 4, 2003.

The incremental pension charge to operating profit will be recorded in the fourth quarter of 2003 and will reduce the operating profit and business profit which will be reported for the fourth quarter and full year of 2003. In addition, there will be a charge to the Statement of Total Recognized Gains and Losses to establish the 2003 balance sheet movement on the net pension deficit. The net pension deficit will now form part of the balance sheet. As of January 3, 2004, the net pension deficit, calculated in accordance with FRS 17, is expected to be approximately £240.0 million. The comparative figures in the profit and loss account for the 52 weeks ended December 28, 2002 will be restated and, accordingly, the operating profit and business profit for 2002 will also be reduced by approximately £15 million. There is no additional cash outflow in respect of pension costs in 2003.

Results of Operations

Our sales from continuing operations by geographic destination for 2000, 2001 and 2002 and the first three quarters of 2002 and 2003 were as follows:

	40-Week Period Ended October 4, 2003		40-Week Period Ended October 5, 2002		2002		2001 Restated(1)		2000 Restated(1)
	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)	(£ million)	(% total sales)
Sales by Geographic Destination:
U.K. and Ireland	585.0	59.3	603.6	62.1	812.0	62.1	807.7	64.0	777.8	66.9
Continental Europe	368.3	37.3	330.9	34.0	434.9	33.2	392.5	31.1	322.6	27.7
Other	33.0	3.4	37.8	3.9	61.4	4.7	62.6	4.9	62.6	5.4
Total	986.3	100.0	972.3	100.0	1,308.3	100.0	1,262.8	100.0	1,163.0	100.0

(1)                                  The amounts for 2001 and 2000 have been restated to reflect the change in method of apportioning corporate overhead expenditure.

Liquidity and Capital Resources

Debt Service Obligations

As a result of the debt we incurred in connection with the UB acquisition and the offering of the outstanding notes, we have significant debt service and repayment obligations under the senior credit facility and the notes. In 2002, we incurred interest charges totaling £63.7 million in respect of our borrowings under the senior credit facility, the senior subordinated notes and other bank facilities.

Senior Credit Facility

The senior credit facility was entered into in connection with the UB acquisition and initially consisted of four term loan facilities (Facilities A, B, C and D) and a revolving facility. The loan facilities were used to finance the UB acquisition, support the refinancing of the senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. As of December 28, 2002, we had borrowed the full £535.0 million under the term loan facilities, £453.7 million of which remained outstanding. Under the revolving credit facility, after giving effect to £1.5 million reserved for outstanding letters of credit and £6.0 million reserved to cover the day-to-day banking requirements of the U.K. business, being £4.6 million for an overdraft facility and £1.4 million to cover contingent liabilities, we had £52.5 million available to be drawn as of December 28, 2002.

On January 28, 2003, £15.0 million was prepaid and allocated across all of the facility loans in accordance with the terms of our senior credit facility agreement.

On April 9, 2003, we amended the terms of our senior credit facility agreement. The amount outstanding in respect of our Term Loans A, B, C and D and our revolving credit facility was £438.9 million. We merged these loans into one fully drawn Term Loan A in the amount of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time. The Term Loan A is predominantly denominated in sterling, but includes a tranche of  €20.0 million.

On October 31, 2003, we made a scheduled repayment of approximately £5.0 million under the term loan facilities. We are currently scheduled to make the following principal repayments on the term loan facilities under our senior credit facility agreement:

Year	Total Payment Amount
(£ million)
2004	30.0
2005	45.0
2006	55.0
2007	72.5
2008	42.5

The revolving credit facility is available for general corporate purposes and allows for revolving advances, the provision of up to £41.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £225.0 million outstanding at any time. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be reborrowed, subject to the maximum limit available under the facility.

In addition to the £184.0 million drawn down on April 9, 2003, £6.0 million has been drawn down as ancillary facilities under the revolving credit facility, to cover day-to-day requirements of the U.K. business. Of this sum, £4.8 million is for the provision of an overdraft facility and £1.2 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility at February 2, 2004. There is also a contingent liability for a £1.0 million letter of credit issued to Rabobank to cover an overdraft facility of £1.0 million for the group’s Dutch subsidiaries. There were no drawings under the Dutch facility at February 2, 2004.

On April 17, 2003, an additional £20.0 million was drawn down under the revolving credit facility for a period of one month. Following the end of the first quarter of 2003, on May 19, 2003, the additional £20.0 million revolving facility drawdown was repaid and a further £10.0 million was drawn. On June 18, 2003, the £10.0 million was repaid and as at October 4, 2003, £34.0 million of the revolving credit facility remained available to be drawn.

On October 15, 2003, an additional £15.0 million was drawn down under the revolving credit facility for a period of one month. On November 14, 2003, the additional £15.0 million revolving facility drawdown was drawn down for a further period of one month.

On December 12, 2003, the £15.0 million was repaid.

Advances under the facilities bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs, plus a margin of 1.375% per annum. There is a margin adjustment mechanism in place that will be effective following the submission of the relevant financial information for the second quarter of 2003. The applicable margins may be reduced based on the ratio of total net debt to earnings before interest, tax, depreciation and amortization (‘‘EBITDA,’’ used herein as defined in our senior credit facility agreement) reflected in the financial statements delivered for the previous accounting quarter.

On December 19, 2003, an additional £10.0 million was drawn down under the revolving credit facility, which was repaid on January 16, 2004. As of February 2, 2004, £34.0 million was available to be drawn down from the revolving credit facility and £5.0 million of the term loan facility had been repaid.

We are required to comply with financial covenants under the senior credit facility agreement and these were revised as part of the new arrangements. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended. The requirement to maintain a cash flow to total debt service ratio was removed. We must now maintain:

•

EBITDA to net cash interest ratio ranging from 3.25 to 1.0 for the fiscal quarter ending October 4, 2003 to 5.0 to 1.0 for the fourth fiscal quarter of 2007 and for every fiscal quarter afterwards; and

•

total net debt to EBITDA ratio ranging from 4.15 to 1.0 for the fiscal quarter ending October 4, 2003 to 2.75 to 1.0 for the first fiscal quarter beginning in 2007 and for every fiscal quarter afterwards.

We have taken the decision to fully adopt FRS 17 at the end of the current fiscal year. It was anticipated that, due to the accounting adjustment required as a result of the adoption of FRS 17 and the way in which we are required to calculate EBITDA under the senior credit facility agreement, that we would be marginally outside the EBITDA to net cash interest ratio of 3.35 to 1.0 for the fiscal quarter ending January 3, 2004. On December 22, 2003, we formally agreed with the senior bank agent and the syndicate participants that the accounting adjustment required should be reversed for the purposes of determining EBITDA for financial covenant purposes.

The senior credit facility agreement placed annual limits on our maximum capital expenditures. This requirement has now been amended and annual limits have been placed on our combined capital expenditures and our restructuring costs. These limits decrease from year to year, from £103.9 million in 2003 down to £87.8 million in 2008, with the right to carry forward any unspent capital expenditures in any given year up to a maximum carry forward in any given year of £15.0 million. Following a presentation to the senior bank agent and the syndicate participants on February 3, 2004, we anticipate receiving a consent letter from the agent under the senior credit facility to waive or amend certain provisions of the senior credit facilities to reflect, among other things:

•                  a potential acquisition in southern Europe;

•                  a proposed issuance of new notes under the indenture and the subsequent use of part of the proceeds from those new notes to prepay £40 million of Term Loan A; and

•                  revised financial covenant ratios.

We are currently in compliance with all of our financial covenants under the senior credit facility and, on the assumption such consent letter is provided, expect to be able to comply with our financial covenants on the next testing date.

Quantitative and Qualitative Disclosures About Market Risks

                In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage these risks effectively, we enter into hedging transactions and use derivative financial instruments, pursuant to established internal guidelines and policies, to mitigate the adverse effects of these market risks. We do not enter into financial instruments for trading or speculative purposes.

Loans, Overdrafts and Finance Lease Obligations

Interest Rate Exposure

                The following table provides information as of January 3, 2004 about our financial instruments that were sensitive to changes in interest rates. The information is presented in pounds sterling, which is our reporting currency. Actual cash flows of the various instruments are denominated in euro, pounds sterling and dollars.

	Expected to Mature Before December 31,
	2004	2005	2006	2007	2008	Thereafter	Total	Value
	(£ million)
Long-term debt
Floating-rate debt
Senior credit facility
Facility A	29.9	45.2	55.1	72.6	42.6	—	245.4	245.4
Revolving credit facility	10.0				184.0	—	194.0	194.0
Total floating rate	39.9	45.2	55.1	72.6	226.6	—	439.4	439.4
Fixed rate debt
10.75% senior subordinated notes						120.0	120.0	135.6
10.625% senior subordinated notes						112.8	112.8	128.0
Total	39.9	45.2	55.1	72.6	226.6	232.8	672.2	703.0

Interest rate derivatives
Interest rate swaps								2.8

In order to ensure that there was an appropriate balance between fixed and floating-rate debt, interest rate swaps were put in place so that as of January 3, 2004, approximately 48% of our total floating-rate debt had been converted into fixed-rate debt.

Notional Amount	Fixed Rate	Fair Value
(£ million)		(£ million)
150.0	5.6850%	2.9
62.5	4.7800%	(0.1)
		2.8

Foreign Exchange Risk Management

The group has entered into forward foreign exchange contracts in order to swap liquid assets and liabilities into the currencies required for Group purposes.

As of January 3, 2004, the following contracts were outstanding:

	Receive for £		Pay for £		Pay for €		Receive for €
	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate	Contract Amount	Average Contractual Exchange Rate
	(£ million)		(£ million)		(£ million)
Currency
U.S. dollar	18.2	1.5963	2.7	1.6100	4.8	1.0965	4.6	1.1633
Euro	44.6	1.4115	2.5	1.4024
Canadian dollar			1.4	2.3841
Total	62.8		6.6		4.8		4.6

Hedges

Profits and losses on financial instruments used for hedging are recognized when the exposure that is being hedged is recognized. Unrecognized and deferred profits and losses on financial instruments used for hedging are as follows:

Net Gains/ (Losses)
£m
Net gains (losses) arising in the year ended January 3, 2004 that were not recognized in 2003	(3.8)
Of which:
Gains expected to be recognized in 2004	(0.9)
Losses expected to be recognized in 2005 or later	(2.9)
(3.8)

BUSINESS DISCLOSURES

We are the leading manufacturer and marketer of biscuits in the United Kingdom and Iberia and the second-largest manufacturer and marketer of biscuits in each of France, the Netherlands and Belgium.

Our Strengths

•       Strong and well-recognized brands. Our brands are among the best-recognized in many of the markets in which we compete, and our branded products accounted for approximately 86% of our sales in 2002. In the United Kingdom, we manufacture and market four of the six top-selling biscuit brands: McVitie’s Digestive and Chocolate Digestive, Penguin, go ahead! and McVitie’s Jaffa.

Cakes, and five of the 15 top-selling brands of savory snacks, nuts and crisps: Hula Hoops, Skips, Mini Cheddars, McCoy’s and KP Nuts. In continental Western Europe, we manufacture and market Marbu Dorada, Chiquilin and Maria Fontaneda, which are three of the four top-selling biscuit brands in Iberia; BN and Delacre, which are among the top-selling biscuit brands in France; and Verkade, which is the top-selling biscuit brand in the Netherlands. Our well-known and popular brands provide an excellent platform for introducing new products and product-line extensions. In addition, our strong portfolio of branded products, many of which are ‘‘must stock’’ items in retail outlets, facilitates the negotiation of more-favorable prices with retailers.

•       Strong retailer relationships. We have developed strong relationships with the leading grocery retailers in our principal markets based on our expertise in the biscuit and snack categories and our position as a market leader. In the United Kingdom, we have been selected as biscuit category manager for three of the five top U.K. grocery retailers. We are also the biscuit category manager for the leading retailers in the Netherlands, and believe that we are well-regarded in Spain and that Spanish retailers rate us ahead of our competitors in brand strength, new product development and product category knowledge. We are continuing to build our relationships with retailers in our other European markets, such as France and Belgium, where we are working with top retailers to introduce a new approach to market segmentation. By developing and maintaining strong working relationships with retailers, we are able to optimize the presentation of our products and maximize the amount and prominence of retail shelf space our products are given in these retailers’ outlets.

•       Large-scale producer. We produce over 440,000 tonnes of biscuits annually, which makes us the second-largest producer of biscuits in Western Europe. In addition, we are the second-largest producer of savory snacks, nuts and crisps in Western Europe, producing over 100,000 tonnes of savory snacks, nuts and crisps annually in Western Europe. We own and operate 21 manufacturing facilities and have an aggregate capacity to produce approximately 1.1 million tonnes of biscuit and snack products annually. As a large-scale producer and leading marketer of biscuits and snacks, we have the critical mass necessary to achieve greater savings from the realization of economies of scale in procurement, manufacturing and distribution.

•       Proven cost-reduction programs. Over the past three years, from 2001 to 2003, we have successfully improved operating efficiency in our procurement, manufacturing and distribution operations and reduced costs across the whole business system, and as a result we have reduced our cost base by over £100 million.

We have successfully applied the expertise gained in implementing U.K. biscuit business cost-reduction programs to reduce costs in our international biscuit operations. Our initiatives to simplify management overhead structures and implement procurements cost-saving programs, have contributed to the total cost-reduction achievements. As part of these cost-reduction programs, we are in the process of closing our Ashby de la Zouch biscuit factory.  During the fourth quarter of 2003, we transferred the production of approximately one-third of the products produced at this factory.  Additionally, during the fourth quarter of 2003, we completed the first phase of our redundancy program at this factory.

•       Experienced management team. We have an experienced management team whose members have an average of over 20 years of experience in the food industry. David Fish recently joined us as Chairman and has 27 years experience in the food industry, having worked for Mars, including seven years on their board of directors. Malcolm Ritchie, who joined us as Chairman and Chief Executive Officer in September 2000, has 21 years of experience in the food industry, six of which were with Heinz, where he was most recently President of Heinz Europe. During his tenure at Heinz, Mr. Ritchie played a key role in increasing the sales and operating income of Heinz’s European, Middle Eastern and North African businesses, which had consolidated annual growth rates of 10.7% and 15.7%, respectively, from 1997 to 2000. Ian Cray, who joined us in January 2001 as our Chief Financial Officer, was previously Group Treasurer for Diageo, the world’s leading wine and spirits company. He was with Diageo for 14 years and has extensive financial management experience in international markets at both the corporateand business unit levels. We believe that the management and industry expertise of our executive management team will enable us to implement our business strategy successfully.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business because we build up our inventories during our third fiscal quarter. However, the impact on working capital has been less pronounced in 2001 and 2002 due to improved working capital management. Our monthly average working capital was £85.8 million in 2002, whereas our average working capital during our third fiscal quarter in 2003 was £86.1 million.

Employees

We have approximately 10,200 employees, equivalent to approximately 9,200 full-time employees. Approximately 70% of our full-time employees, both in the United Kingdom and continental Western Europe, are represented by unions. We have historically enjoyed good working relationships with our unions and have not recently experienced any significant work stoppages, slowdowns or other collective employee actions that have materially disrupted our business.

MANAGEMENT

Directors and Executive Management

The following table sets forth names and positions of the directors and executive management of UB Finance and Regentrealm.

Name	Date of Birth	Position Held

David Fish	31/05/48	Chairman(2)

Malcolm Ritchie	06/13/54	Chief Executive(1)

Will Carter	11/30/56	Managing Director–U.K.

Juan Casaponsa	29/08/57	Managing Director–Southern Europe(4)

Ian Cray	08/12/57	Chief Financial Officer

Graham Johns	06/17/56	Managing Director–Biscuits Category(3)

Kevin McGurk	02/07/64	Operational Services Director

Benoit Testard	23/04/55	Managing Director–Northern Europe(4)

Bill Winthrop	05/23/50	Group Management Services Director

Robert Bradish	06/11/52	Director(1)

Graham Clempson	08/25/61	Director(1)

Bertrand Meunier	03/11/56	Director(1)

Dominic Murphy	03/14/67	Director(1)

(1)               Statutory director of UB Finance and Regentrealm.

(2)               Appointed February 2, 2004.

(3)               Member of the Executive Management Team until his employment ceased on December 31, 2003.

(4)               Appointed as member of the Executive Management Team in September 2003.

David Fish was appointed as Chairman on February 2, 2004. Before joining United Biscuits, Dr. Fish worked for the Mars organization for 27 years until 2001. During his last seven years with Mars he was a member of the Mars Incorporated Operating Board. During his time at Mars he held a number of senior management positions including President, Snackfoods Europe and Joint President, Masterfoods Europe, the operating company for all Mars’ European activities. He has also held Vice-President positions in marketing, country management and personnel. He is currently non-executive director of Royal Mail Holdings plc, Tate and Lyle plc and Christian Salvesen plc, where he is also Chairman.

Malcolm Ritchie was appointed Chief Executive in September 2000 and also held the position of Chairman from September 2000 until February 1, 2004. Before joining United Biscuits, Mr. Ritchie served as President of Heinz Europe, Executive Vice President of Heinz and as a member of the board of Heinz from 1998. From 1994 to 1997, Mr. Ritchie served as Managing Director of Heinz U.K. Before joining Heinz, Mr. Ritchie was Chief Executive of the European Ambient Foods Group of Hillsdown Holdings and had previously held management positions in the food industry with Premier Brands and Cadbury Schweppes.

Will Carter was appointed Managing Director–UK in September 2003, having previously served on the Executive Management board as Managing Director–Snacks Category, since January 2001. Mr. Carter served as Managing Director of KP Foods from 1999 until 2001. Mr. Carter has been with United Biscuits for over 20 years and served as McVitie’s U.K. Marketing Director from 1998 to 1999, as Snacks Business Unit Director from 1996 to 1998 and before that, as Marketing Director of Terry’s Group.

Juan Casaponsa was appointed Managing Director–Southern Europe in September 2001. In September 2003, Mr. Casaponsa was appointed to the Executive Management Board. Before joining United Biscuits in 2001, Mr. Casaponsa served as Managing Director of Lindt Chocolates in Spain and President and Managing Director of Lindt Chocolates in France from 1995 to 2001 and before, as Managing Director of Del Monte Foods Iberia, S.L. from 1991 to 1995.

Ian Cray was appointed Chief Financial Officer upon joining United Biscuits in January 2001. Before joining United Biscuits, Mr. Cray served as Group Treasurer of the Diageo Group, a position he had held since 2000. From May 1997 to 2000, Mr. Cray was the Finance Director of Global Operations within UDV and held that post throughout the integration process arising from the merger of Grand Met and Guinness. From 1996 to May 1997, Mr. Cray was Director of Group Treasury for Grand Met. Mr. Cray was with Diageo and its predecessor companies for 14 years, and previously worked for Cadbury Schweppes and Unilever.

Graham Johns was appointed Managing Director–Biscuits Category and Managing Director of U.K. Biscuits in January 2001 and served on the Executive Management Board until he left the employment of United Biscuits on December 31, 2003. Before joining United Biscuits, Mr. Johns served in several management positions at Heinz Europe including Managing Director–European Infant Feeding. Before joining Heinz in 1987, Mr. Johns served as Marketing Manager of Courage Brewing.

Kevin McGurk was appointed Operational Services Director in February 2001. Before joining United Biscuits, Mr. McGurk served as European Purchasing Director of Heinz from 1999. He also previously served as Purchasing General Manager of the Heinz European Grocery Division from 1996 to 1999. Before joining Heinz, Mr. McGurk spent several years with the Ambient Foods Group of Hillsdown Holdings where he served as the European Group Purchasing Manager.

Benoit Testard was appointed Managing Director–Northern Europe in February 1999. In September 2003, Mr. Testard was appointed to the Executive Management Board. Before joining United Biscuits, Mr. Testard served in various roles as Marketing Director, Sales Director and Business Unit Manager at Fromageries Bel Group from 1985 to 1999. Before joining Fromageries Bel Group in 1985, Mr. Testrad served as Product Manager for Reckitt and Coleman for five years.

Bill Winthrop was appointed Group Management Services Director in November 2000. Before joining United Biscuits, Mr. Winthrop served as Management Services Director of Heinz Europe from 1994 to 2000. Before joining Heinz in 1993, Mr. Winthrop served as European Information Services Director for Black & Decker.

Robert Bradish is Vice President of Strategy & Development for Kraft Foods’ Western Europe region. Mr. Bradish has been with Kraft Foods for 25 years and has held a variety of management positions both in the United States and Europe. Before assuming his current position in 1999, Mr. Bradish was Vice President of Strategy and Development, Kraft Foods International, and from 1995 to 1998 was Vice President of Strategy and Development, Kraft Foods Central & Eastern Europe, Mideast and Africa region. After the acquisition of Nabisco by Kraft Foods, Mr. Bradish became a member of the boards of UB Finance and Regentrealm on December 21, 2000.

Graham Clempson is European Managing Partner of MidOcean Partners, a private equity fund. He is also Chief Executive Officer of MidOcean Partners’ European Advisor, MidOcean UK Advisor LLP. Mr. Clempson is also Chief Executive Officer of Morgan Grenfell Private Equity Limited.  Formerly, Mr. Clempson was European Managing Partner for DB Capital Partners and Chief Executive Officer of Morgan Grenfell Private Equity. Mr. Clempson joined Bankers Trust in 1983 and then moved to Deutsche Bank following the merger of Bankers Trust into the Deutsche Bank group in June 1999. Prior to his current appointment with DB Capital Partners in 2000, Mr. Clempson was Co-Head of European Investment Banking from 1999 and had particular responsibility for the Financial Sponsor Coverage and High Yield departments. Mr. Clempson became a member of the boards of UB Finance and Regentrealm on February 28, 2002.

Bertrand Meunier is a member of the Executive Committee of PAI partners. Mr. Meunier became a member of the boards of UB Finance and Regentrealm on March 22, 2000. Mr. Meunier joined PAI in 1982. From 1985 to 1996, Mr. Meunier was in charge of investment activity in PAI’s Information, Technology and Telecommunications Division. Since 1996, Mr. Meunier has been responsible for investments in the Consumer Products and Services sector. He is also a director of Elis, Stoeffler, Evialis, Panzani, STEF-TFE, Keolis, Yoplait, Provimi and Royal Canin.

Dominic Murphy is an investment director for Cinven. Mr. Murphy became a member of the boards of UB Finance and Regentrealm on March 22, 2000. Before joining Cinven in 1996, Mr. Murphy worked for the private equity company 3i and for Arthur Andersen. He is also a director of National Car Parks and Fitness First.

David Fish joined us as our Chairman on February 4, 2004. Mr. Ritchie will continue in his role as Chief Executive of the company. The appointment of a Chairman is good corporate governance, which is of increasing importance to all major businesses. As Chairman, Mr. Fish will chair the UB Finance and Regentrealm boards and will undertake the main interaction with the UB shareholders. This will allow Mr. Ritchie to spend more time on the operational and strategic management of the business.

The address of the directors and executive management of United Biscuits is c/o United Biscuits, Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom.

DESCRIPTION OF SENIOR CREDIT FACILITY AND INTERCOMPANY ARRANGEMENTS

The following summary of certain provisions of our senior credit facility, the intercompany loans and the Intercreditor Deed does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the underlying documents.

As a result of the debt we incurred in connection with the UB acquisition and the notes offering, we have significant debt service and repayment obligations under the senior credit facility and the notes. In 2003, we incurred interest charges totaling £63.7 million in respect of our borrowings under the senior credit facility, the senior subordinated notes and other bank facilities.

Senior Credit Facility

The senior credit facility consisted of four term loan facilities (Facilities A, B, C and D) and a revolving facility. As of December 28, 2002, we had borrowed the full £535.0 million under the term loan facilities, £453.7 million of which remained outstanding.

The loan facilities were used to finance the UB acquisition, support the refinancing of the senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001.

On January 28, 2003, £15.0 million was prepaid and allocated across all of the facility loans in accordance with the terms of the senior credit facility agreement.

On April 9, 2003, we amended the terms of our senior credit facility agreement. The amount outstanding in respect of our Term Loans A, B, C and D and our revolving credit facility on that date was £438.9 million. We merged these loans into one fully drawn Term Loan A in the amount of £250.0 million and a revolving credit facility of £225.0 million, of which £184.0 million was drawn down at that time. Term Loan A is predominantly denominated in sterling, but does include a tranche of €20.0 million.

The senior credit facility provides that the term loan facility will be repaid in 10 semi-annual instalments that began in October 2003 and will end in April 2008. As of January 3, 2004, £245.0 million remained outstanding.

We are currently scheduled to make the following principal payments on the term loan facilities under the senior credit facility:

Year	Total Payment Amount*
(£ million)
2004	30.0
2005	45.0
2006	55.0
2007	72.5
2008	42.5
Total	245.0

*                      As of January 3, 2004, the debt outstanding reflects an unfavorable exchange movement during the year of £0.5 million in respect of the euro principal.

The revolving credit facility provided for revolving advances and the issuance of letters of credit in an aggregate amount of up to £250.0 million outstanding at any time to be used for general corporate purposes. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

After giving effect to the £1.0 million reserved for outstanding letters of credit and £6.0 million reserved to cover the day-to-day banking requirements of the U.K. business, being £4.6 million for an overdraft facility and £1.4 million to cover contingent liabilities, and a draw down of £10.0 million, we had £24.0 million available to be drawn as of January 3, 2004. As of February 2, 2004, £34.0 million was available to be drawn down from the revolving credit facility and £5.0 million of the term loan facility had been repaid.

Advances under the facilities bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs, plus a margin of 1.375%. As of March 31, 2001, there was a margin adjustment mechanism in effect, under which the applicable margin may be reduced based on the ratio of total debt to EBITDA (as defined in the senior credit facility) reflected in the financial statements delivered for the previous accounting quarter. As of December 28, 2002, the margin applicable to Facility A and the revolving credit facility is 1.75%.

An issuing bank fee of 0.125% per annum is payable quarterly in arrears on the issuing bank’s exposure under any letters of credit in addition to the margin applicable to the revolving credit facility. Commitment commissions are payable quarterly in arrears at a rate of 0.75% per annum on the undrawn and uncanceled portion of the revolving credit facility.

On December 22, 2003, we received a waiver from the agent under the senior credit facility to amend the financial covenant ratios and financial definitions in the senior credit facility to reflect the early adoption and full implementation of FRS 17 in the preparation of our financial statements.

The senior credit facility agreement placed annual limits on our maximum capital expenditures. This requirement has now been amended and annual limits have been placed on our combined capital expenditures and our restructuring costs. These limits decrease from year to year, from £103.9 million in 2003 down to £87.8 million in 2008, with the right to carry forward any unspent capital expenditures in any given year up to a maximum carry forward in any given year of £15.0 million. Following a presentation to the senior bank agent and the syndicate participants on February 3, 2004, we anticipate receiving a consent letter from the agent under the senior credit facility to waive or amend certain provisions of the senior credit facility to reflect, among other things:

•       a potential acquisition in southern Europe;

•       a proposed issuance of new notes under the indenture and the subsequent use of part of the proceeds from those new notes to prepay £40 million of Term Loan A; and

•       revised financial covenant ratios.

We are currently in compliance with all of our financial covenants under the senior credit facility and, on the assumption such consent letter is provided, expect to be able to comply with our financial covenants on the next testing date.

Guarantees and Security

Regentrealm’s obligations under our senior credit facility are guaranteed by, among others, the Issuer and its parent holding companies and Regentrealm’s material non-dormant subsidiaries (the ‘‘Group’’). The subsidiary guarantors of our senior credit facility include United Biscuits, McVitie and Price Limited, UB Group Limited, UB Investments plc, UB Snack Foods Limited, United Biscuits (U.K.) Limited, UB Foods US Limited, UB Overseas Limited, UB Limited, UB International Sales Limited, Ross Young’s Holdings Limited, UB Humber Limited and UB Investments (Netherlands) BV. Each of the Issuer, its parent holding companies, Regentrealm and each subsidiary guarantor incorporated in England and Wales has granted a security interest over substantially all of its assets, including a fixed charge over certain of its properties, debts, bank accounts, insurances, intellectual property and specified agreements and a floating charge over all of its other undertakings and assets. In addition, the shares of the subsidiary guarantors have been charged in favor of Deutsche Bank AG London as security agent for the lenders under our senior credit facility.

RESULTS OF OPERATIONS

Following a review of the exceptional items to be charged in the year ended January 3, 2004, the company has restated its results of operations for the 40 weeks ended October 4, 2003 to reflect certain of these charges in the appropriate quarterly period. A similar review of the exceptional items charged in the year ended December 28, 2002 has resulted in certain amounts being charged in the 40 weeks ended October 5, 2002, which were previously reflected in the fourth quarter of 2002.  The effect of these changes to the Group’s results of operations and net assets is summarized below.

	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ million)
Turnover	986.3	972.3
Cost of sales	(541.6)	(529.4)
Gross profit	444.7	442.9
Distribution, selling & marketing costs	(296.7)	(296.8)
Administrative expenses	(65.6)	(63.4)
Other operating (charges)/income	(0.8)	3.1
Operating profit before exceptional items and goodwill amortization	81.6	85.8
Business profit	124.4	127.0

Total operations
Profit before interest and tax	10.8	56.5
Interest	(121.3)	(109.8)
Tax	(3.5)	8.0
Loss attributable to shareholder(1)	(114.0)	(45.3)

Cash (outflow)/inflow before use of liquid resources and financing	32.2	77.0

(1)               Reconciliation of previously reported loss attributable to shareholder to revised loss attributable to shareholder:

	40 weeks ended October 4, 2003	40 weeks ended October 5, 2002
	(£ million)
Loss attributable to shareholder as previously reported	(93.4)	(37.0)
Adjustments:
Operating exceptional items
Factory closure(a)	(29.5)	—
Onerous lease contracts(b)	—	(3.9)
Fixed asset impairments(b)	—	(8.0)
Deferred taxation
Deferred tax in relation to adjustments described above	8.9	3.6
Loss attributable to shareholder as restated	(114.0)	(45.3)

(2)               Reconciliation of previously reported shareholder’s funds to revised shareholder’s funds:

	At October 4, 2003	At October 5, 2002
	(£ million)
Shareholder’s funds as previously reported	(342.9)	(242.1)
Adjustments:
Provisions for liabilities and charges
Factory closure(a)	(29.5)	—
Onerous lease contracts(b)	—	(3.9)
Fixed asset impairments(b)	—	(8.0)
Deferred taxation
Deferred tax asset in relation to adjustments described above	8.9	3.6
Shareholder’s funds as restated	(363.5)	(250.4)

(a)               The adjustment to operating exceptional items in the 40-week period ended October 4, 2003 of £29.5 million represents an additional charge in respect of the company’s decision to close its biscuit factory at Ashby de la Zouch, U.K. This non-cash provision covers all contractual and constructive obligations in relation to the closure as at the end of the period, including fixed asset impairment, anticipated employee termination costs, project management, production relocation and similar costs related to the closure. An adjustment of £8.9 million to book the related deferred tax asset has also been made.

(b)              The non-cash adjustments to operating exceptional items in the 40-week period ended October 5, 2002 represent £8.0 million in relation to the write-off of redundant production assets and impairment of land and buildings and £3.9 million in respect of onerous lease contracts. A deferred tax asset of £3.6 million in relation to these items has also been reflected in the restated amounts.